Robert D. Stiles Chief Financial Officer
September 14, 2015
VIA EDGAR CORRESPONDENCE
Michael Clampitt
Senior Staff Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20549

Re:     Nationstar Mortgage Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Response dated July 17, 2015
File No. 001-35449
Dear Mr. Clampitt,
On behalf of Nationstar Mortgage Holdings Inc. (Company), set forth below are responses to the comments of the staff (Staff) of the Securities and Exchange Commission in its letter dated August 25, 2015, with respect to the above referenced Form 10-K for the Fiscal Year Ended December 31, 2014 (Form 10-K).
For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Fair Value Measurements, page 40
1.Please refer to comment 1. Please address the following in your next response:

•	Please clarify how you determined that the non-banking market represents the most advantageous market for the MSR’s, and

•	Please clarify whether the non-bank market is the primary market for MSR’s.
Response: In determining the fair value of servicing rights held, the Company applies ASC 820, which requires that the prices used be based on the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the specific asset or liability. According to the standard, the principal market is defined as that with the greatest volume and level of activity for the asset or liability; whereas the most advantageous market is the market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability.

Historically, servicing rights have been sold by depository institutions to non-bank servicers, hedge funds or similar type investors. Depository institutions may sell the servicing rights either in sizable pools of loans (bulk transfers) or via contractual flow programs. In addition, government sponsored entities regularly sell servicing rights in contractual flow programs, where the principal acquirers have been non-bank servicers. There have been limited transactions between non-bank servicers as well as from non-bank servicers to depository institutions. In addition, transactions between non-bank servicers or between non-bank servicers selling to depository institutions have generally occurred during a period of duress for the selling non-bank servicers and/or at the request of a government sponsored entity versus freely traded servicing rights.
In connection with the valuation of the servicing rights held, the Company has concluded that a principal market does not exist and that the most advantageous market would consist of other non-bank servicers of similar size. Multiple factors support this conclusion:

▪
The limited transactions that do exist that support the concept of a market are not similar to orderly transactions within other types of principal markets or exchanges (e.g., stock exchange, commodity exchange).

▪	The markets have limited liquidity.

▪
The greatest volume and level of activity generally comprises of relatively small transfers (less than $5 billion of UPB) and newly originated loans. The assets the Company is valuing exceeds $300 billion of UPB of which transfers are generally less than $5 billion or newly originated loans.

In addition, the Company notes that ASC 820-10-35-6A states in part:
“Therefore, the principal (or most advantageous) market (and thus, market participants) shall be considered from the perspective of the reporting entity, thereby allowing for differences between and among entities with different activities.”
The concept of valuing servicing rights from the Company’s perspective is important since were the Company to sell (exit) the mortgage servicing business in an orderly process, there is convincing evidence that the primary market would be comprised of other non-bank servicers who have similar scale and would focus on servicing the portfolio in a comparable manner employed by the Company. This is because the value of the servicing rights held by the Company is arguably substantially different to anyone else other than a non-bank servicer of similar size and scale for the following reasons:

▪
Costs to service MSRs, particularly rights to service non-performing or other similar credit sensitive loans, tend to be less for similar non-bank servicers because such servicers have expended considerable resources developing technologies and processes to effectively and efficiently service the quantity and breadth of loans, including the development of proprietary loan management and default management systems.

▪	Similar non-bank servicers benefit from operational scale.

▪	Similar non-bank servicers provide default borrowers greater options to become current (e.g., modifications, workouts) than other market participants.

▪
If unable to cure non-performing loans, similar non-bank servicers are more likely to pursue a timely foreclosure than other market participants who may have other considerations (i.e., brand reputation, availability of capital).

▪	Similar non-bank servicers have created additional revenue streams such as brokerage networks and internet based marketplaces (e.g., HubZu.com, HomeSearch.com).

In summary, because the non-bank servicers incur additional capital costs as compared to depository institutions, but have less reputation or brand risk on the line, such servicers have spent considerable time and energy improving their processes to extract greater value from each servicing right held. Therefore, and for the additional reasons noted above, the Company concluded that servicing rights held should be valued utilizing the concepts of most advantageous market.
If you have any questions regarding the foregoing response or require any additional information, please do not hesitate to contact Robert Stiles, Chief Financial Officer at (972) 316-5383 or Duane McLaughlin, counsel to the Company, at (212) 225-2106.
Sincerely,

/s/ Robert D. Stiles
Robert D. Stiles
Chief Financial Officer

cc: Duane McLaughlin, Cleary Gottlieb Steen & Hamilton LLP
Josh Samples, U.S. Securities and Exchange Commission

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